Mail Stop 4561
								December 13, 2007

By U.S. Mail

Mr. Michael L. McMullan
President and Chief Executive Officer
Bank of Florida Corporation
1185 Immokalee Road
Naples, Florida 34103

Re:	Bank of Florida Corporation
      2006 Form 10-K, 2006 Proxy, September 30, 2007 Form 10-Q
      Filed March 8, March 21, and November 9, 2007, respectively
      File No. 000-50091

Dear Mr. McMullan:

      We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Risk Factors, page 15
1. Noting the significant increases in commercial and construction loans from 2005, and the increased risks of these type loans, please consider adding risk factors in future filings.
2. Noting the significant increases in mortgage-backed securities, both in the aggregate and as a percentage of your investment portfolio, please consider adding a risk factor in future filings.
Part II
Market for Registrant`s Common Equity ..., page 20
3. Supplementally provide the staff with the information required by
Item 701 of Regulation S-K for the 2,875,000 shares sold in 2006 (as reflected on the Statement of Changes in Stockholders` Equity) unless this information was previously disclosed. If previously disclosed, advise as to when the information was disclosed.

Proxy for 2006
Executive Compensation
Compensation Committee Process and practices, page 15
4. With regard to the third paragraph, please include the list of the peer group in future filings.

Annual Incentives, page 16
5. The second full paragraph on page 17 indicates bonuses to other than the Chief Executive averaged 20%-25% of their base salary, however, the amounts under "bonus" in the table on page 22 average between 16.66% and 31.1%. Please advise.
2006 Direct Compensation fro BOFL`s Chief executive Officer, page
18
6. The first paragraph indicates a bonus of $125,000, however, the table on page 22 indicates $85,000. Please advise.

Retirement Benefits, page 19
7. The staff notes no disclosures relating to the supplemental executive retirement plan referenced in second paragraph of Note
14
to the financial statements. Please advise.

Certain Relationships..., page 32
8. With regard to the Centuric disclosure, in future filings indicate
Mr. Rodriguez`s percentage interest in Centuric as required by Item
404(a) of regulation S-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007
Management`s Discussion and Analysis
Analysis of Financial Condition, page 16
General
9. We note your allowance for loan losses increased approximately $3.6 million, or 43% from the quarter ended March 31, 2007. However, we are unable to locate any discussion and analysis in your filing that adequately explains the increase. Please tell us the primary reasons for the increase. Include the disclosures required by Item
IV of Industry Guide III with your explanation (see the following comment).
10. Please revise your future interim filings to disclose all of the information required by Item IV of Industry Guide III. We believe these disclosures should be provided in interim filings to the extent that material changes in the allowance for loan losses have occurred.
Refer to General Instruction 3d of the Guide.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and all filing persons acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Christina Harley, Staff Accountant, at (202) 551-3695 or Hugh West, Branch Chief, at (202) 551-3872 for any questions on the accounting comments and Michael Clampitt, Attorney-Advisor, at (202) 551-3434 or me at
(202) 551-3698 with any other questions.


      Sincerely,



      Mark Webb
      Legal Branch Chief


Mr. Michael L. McMullan
Bank of Florida Corporation
December 13, 2007
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